

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Review Engagement Letter for Casa de Chocolates, Inc.

To the management of Casa de Chocolates, Inc.. You have requested that we review the financial statements of Casa de Chocolates, Inc., which comprise the balance sheet as of 12/31/23 and 12/31/24, and the related statements of income, changes in stockholders' equity, and cash flows for the years and months then ended, and the related notes to the financial statements. We are pleased to confirm our acceptance and understanding of this engagement by means of this letter.

Our Responsibilities

The objective of our engagement is to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America.

We will conduct our engagement in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA and comply with the AICPA's Code of Professional Conduct, including ethical principles of integrity, objectivity, professional competence, and due care.

A review engagement includes primarily applying analytical procedures to your financial data and making inquiries of company management. A review engagement is substantially less in scope than an audit engagement, the objective of which is the expression of an opinion regarding the financial statements as a whole. A review engagement does not contemplate obtaining an understanding of the entity's internal control; assessing fraud risk; testing accounting records by obtaining sufficient appropriate audit evidence through inspection, observation, confirmation, or the examination of source documents; or other procedures ordinarily performed in an audit engagement. Accordingly, we will not express an opinion regarding the financial statements.

Our engagement cannot be relied upon to identify or disclose any financial statement misstatements, including those caused by error or fraud, or to identify or disclose any wrongdoing within the entity or noncompliance with laws and regulations. However, we will inform the appropriate level of management of any material errors and any evidence or information that comes to our attention during the performance of our review procedures that indicates fraud may have occurred. In addition, we will report to you any evidence or information that comes to our attention during the performance of our review procedures regarding noncompliance with laws and regulations that may have occurred, unless they are clearly inconsequential.



Your Responsibilities

The engagement to be performed is conducted on the basis that you acknowledge and understand that our role is to review financial statements in accordance with accounting principles generally accepted in the United States of America and to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America. You have the following overall responsibilities that are fundamental to our undertaking the engagement in accordance with SSARSs:

a. The selection of accounting principles generally accepted in the United States of America as the financial reporting framework to be applied in the preparation of the financial statements

b. The preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and the inclusion of all informative disclosures that are appropriate for accounting principles generally accepted in the United States of America

c. The design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error

d. The prevention and detection of fraud

e. To ensure that the entity complies with the laws and regulations applicable to its activities

f. The accuracy and completeness of the records, documents, explanations, and other information, including significant judgments, you provide to us for the engagement

g. To provide us with

1. additional information that we may request from you for the purpose of the review engagement

2. unrestricted access to persons within the entity of whom we determine it necessary to make inquiries

h. To provide us, at the conclusion of the engagement, with a letter that confirms certain representations made during the review (we will draft the letter that you will sign)

You are also responsible for all management decisions and responsibilities, and for designating an individual with suitable skills, knowledge, and experience to oversee our review of your financial statements. You are responsible for evaluating the adequacy and results of services performed and accepting responsibility for such services.



Our Report

We will issue a written report upon completion of our review. Our report will be addressed to management of __Casa de Chocolates, Inc.__ We cannot provide assurance that an unmodified accountant's review report will be issued. Circumstances may arise in which it is necessary for us to report known departures from accounting principles generally accepted in the United States of America, add an emphasis-of-matter or other matter paragraph(s), or withdraw from the engagement. If, for any reason, we are unable to complete the review of your financial statements, we will not issue a report on such statements as a result of this engagement. You agree to include our accountant's review report in any document containing financial statements that indicates that such financial statements have been reviewed by us and, prior to inclusion of the report, to ask our permission to do so. You additionally agree to notify us in writing of all parties that our report will be issued to prior to the report being issued.

Other Relevant Information

Our fees for these services

$ __3,500__ USD total. **A retainer of __3,500__ is due upon execution of this contract.** The services will be considered complete and total payment will be due upon the delivery of a draft CPA review report or immediately if the Company decides to withdraw from the engagement. If the Company decides to withdraw from the engagement, the total fee will be reduced by a maximum of 25% at our discretion. This provision is necessary to ensure that we are compensated fairly for work performed when Companies prematurely withdraw from engagements because of a disagreement in the outcome of a review report i.e adverse report.

Misrepresentations

You agree to hold us harmless and to release, indemnify, and defend us from any liability or costs, including attorney's fees, resulting from management's knowing misrepresentations to us or resulting from any actions against us by third parties relying on the financial statements described herein except for our own intentional wrongdoing.

Please sign and return the attached copy of this letter to indicate your acknowledgement of, and agreement with, the arrangements for our engagement to review the financial statements described herein.

Sincerely yours and on behalf

of Mongio & Associates, LLC

Vince Mongio, CPA, CIA, CFE, MACC

5/14/2025
_____

Vincenzo Mongio

Signature, date, and title of appropriate

member of Management


A4007CB35D2D465...

Jesus Chavez

Co-Owner, CFO

Casa de Chocolates, Inc.

5/14/2025

Fees paid by SMBX